October 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Arzonetti & Susan Block

Re:	LPL Financial Holdings Inc.

Registration Statement on Form S-3

Filed September 22, 2023

File No. 333-274631

Dear Mr. Arzonetti and Ms. Block:

On behalf of LPL Financial Holdings Inc. (“LPL” or the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (the “Amended Registration Statement”) to the above-referenced Registration Statement on Form S-3, filed with the Commission on September 22, 2023 (collectively with Amendment No. 1 filed on October 17, 2023, the “Registration Statement”).

In response to an oral comment from the staff of the Commission, the Amended Registration Statement includes an amended legal opinion filed with the Commission as Exhibit 5.1 to the Registration Statement, and an amended filing fee table filed with the Commission as Exhibit 107 to the Registration Statement, as well as certain other updated information.

Please do not hesitate to call me at (617) 951-7063 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Thomas Fraser

Thomas Fraser

cc:	Gregory M. Woods (LPL Financial Holdings Inc.)